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Mike Sitrick or Terry Fahn

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STEVEN G. MIHAYLO AND VECTOR CAPITAL CORPORATION

TAKE ISSUE WITH ISS RECOMMENDATION

TEMPE, AZ – October 13, 2006 – Steven G. Mihaylo and Vector Capital Corporation today commented on Institutional Shareholder Services’ (“ISS”) recommendation against their proposed Resolution to initiate a sale of Inter-Tel (Delaware), Incorporated (Nasdaq NM: INTL) to the highest bidder and encouraged stockholders to apply their own judgment to the issues.

Mr. Mihaylo commented, “We believe that ISS’ framework for evaluating proposals such as ours calls for great deference to management and the Board. Although we understand the ISS framework, we believe stockholders should carefully consider all the data and decide whether our Resolution will help maximize the value of their investment in Inter-Tel.”

Mr. Mihaylo and Vector said they disagree with ISS’ interpretation and analysis of the following issues:

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The risks inherent in management’s “plan” -- We believe that the issue is not whether management has a “plan,” but whether the plan is credible and demonstrates superior value, on a risk and time adjusted basis. In our view, management has not quantified the timeline or financial impact of its plan or disclosed other details that would enable stockholders to meaningfully compare the delays and risks of their plan against our proposed all-cash premium offer.

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Resolution does not call for “fire sale” or undue haste -- The Resolution does not preclude the Board from conducting a careful and thorough exploration of potential buyers. On this point, Mr. Mihaylo commented that “if a fair and open auction is not an appropriate method to maximize value, then I don’t know what is.”

•

The Company would have to significantly outperform consensus estimates to support stand-alone values at or above $23.25 -- The Company’s historical trading multiples and consensus estimates imply to us that the Special Committee must believe that the Company will outperform consensus earnings estimates by 17-20% to deliver value in excess of our $23.25 proposed offer. In the face of slow revenue growth and declining gross margins, we do not believe stockholders should make this bet.

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Stockholders should evaluate $23.25 versus the unaffected enterprise value -- INTL stock is up nearly twice the S&P 500 – and other indices are actually down – since Mr. Mihaylo’s initial 13D. Current PE multiples suggest nearly a 20% decline based on where INTL has historically traded if we were to withdraw our offer. Furthermore, particularly given the Company’s unusually high cash balance, we think that stockholders should be mindful of the 26% premium to enterprise value our $23.25 proposed offer represents over the Company's stock price on the day before Mr. Mihaylo’s initial 13D was filed.

Efficient Market Hypothesis is Not Relevant

Mr. Mihaylo and Vector also believe that ISS’ “Efficient Market Hypothesis” is not relevant.  In our opinion, stockholders should question the logic of ISS’ position that Mr. Mihaylo likely believes that the “intrinsic value” of the Company exceeds $23.25 per share because, “[a]ccording to [the] efficient market hypothesis, a rational investor would conclude that Mr. Mihaylo, an insider, would not be willing to pay $23.25 for a company whose shares he truly believed to be valued in the $18-$19 range.”

Commenting on ISS’ hypothesis Mr. Mihaylo said, “While I believe that the stock may trade lower if we were to withdraw our offer and that the $23.25 proposed offer represents a compelling premium for stockholders, I do not view these two facts as paradoxical or contradictory. That is why we have markets – the public market may place a lower value on Inter-Tel than our proposed offer, and with our plan and capital structure, we can afford to pay $23.25. Neither the ‘efficient market hypothesis’ nor common sense suggest that sellers should reject offers based on the natural expectation of the buyers that they will profit from the transaction.”

Mr. Mihaylo added, “Our proposal provides stockholders with their best option to obtain the maximum value for their shares in the short term, in our view. We are confident stockholders will recognize the flaws in ISS’ analysis and we urge them to vote FOR our Resolution after reviewing the data, which we believe is overwhelmingly supportive of the conclusion that a bona fide sales process that seeks to sell the Company for the highest price is in their best interests.”

Mr. Mihaylo and Vector added that although they disagree with ISS’ conclusion, they do believe that ISS was correct in pointing out that Inter-Tel “has experienced considerable turbulence in recent years. Competition from larger industry players and execution issues have hindered the company, resulted in lost market share, and contributed to flat returns over the three-year period.”

Mr. Mihaylo and Vector urge all stockholders to vote FOR the Resolution on the BLUE proxy card today. Stockholders who have questions or require assistance may call Mr. Mihaylo's and Vector's proxy solicitor, MacKenzie Partners, Inc., at its toll free number (800) 322-2885.

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 Permission to quote from the ISS recommendation was neither sought nor obtained.